Vornado Realty Trust 210 Route 4 East Paramus, NJ 07652-0910 Tel 201-587-1000 Fax 201-587-0600

August 14, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Daniel L. Gordon
Branch Chief

Re:	Vornado Realty Trust Vornado Realty L.P.
Forms 10‑K for the year ended December 31, 2012 File Nos. 001-11954 and 001-34482

Dear Mr. Gordon:

         Please find herein our response to your letter, dated July 22, 2013, on behalf of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Joseph Macnow, Executive Vice President – Finance and Administration and Chief Administrative Officer of Vornado Realty Trust (“Vornado” and/or the “Company”) regarding the above referenced filings with the Commission.  For your convenience, we have included in bold the Staff’s comment before our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

4. Vornado Capital Partners Real Estate Fund, page 143

1.       We have reviewed your response to comment 2 and it is not clear how the investments of the Fund are not for strategic operating purposes given that the properties are similar to those you invest in, and that you are the investment manager.  Please tell us more about your overall purpose in creating this entity, and your reasons for structuring it in this manner.  In addition, please provide the following:

•         An analysis of each management agreement with third parties for the properties in the Fund;

•         An analysis of the management agreement with the general partner for certain management services;

•         Copies of the management agreements;

•         Amounts earned by the REIT under the management agreement for each year end and a description of the services provided;

SC1:3482316.2

•         The limited Partnership Agreement;

•         The Fund subscription agreement and any related offering document;

•         An analysis of the rights and obligations of the general partner and limited partners; including whether or not the limited partners can remove the general partner; and

•         The by-laws of the Fund.

Additionally, please clarify what is included in the line item Operating income (loss) in the table on page 144.  Refer to ASC 946-225-45.  Finally, please tell us what impact you believe the new guidance within ASC 946, effective for periods ending after December 15, 2013, will have on the Fund’s investment company accounting, and your retention of the Fund’s accounting in your consolidated financial statements.  Refer to ASC 946-810-45-5b.

Company’s Response:

         Following discussions with the Staff, the Company was informed by the Staff on August 14, 2013 that the Staff is no longer pursuing these comments.

We acknowledge that:

•         We are responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the foregoing may be communicated to the undersigned (212‑894‑7000) or to Stephen Theriot, Chief Financial Officer (201‑587‑1000).

Sincerely, /s/ Alan J. Rice Alan J. Rice – Corporation Counsel

cc:	Eric McPhee Folake Ayoola Tom Kluck (Division of Corporation Finance) Edward R. Morrissey (Deloitte & Touche LLP) Steven Roth Joseph Macnow Stephen Theriot (Vornado Realty Trust)